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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                       FUSION MEDICAL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  361128 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Year End 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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CUSIP No............. 361128 10 1

--------------------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
                       Interface Biomedical Laboratories Corporation ###-##-####
--------------------------------------------------------------------------------

  2.  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                                New York
--------------------------------------------------------------------------------
Number of        5.  Sole Voting Power                                   878,210
Shares Bene-   -----------------------------------------------------------------
ficially         6.  Shared Voting Power                                       0
Owned by Each  -----------------------------------------------------------------
 Reporting       7.  Sole Dispositive Power                              878,210
Person With:   -----------------------------------------------------------------
                 8.  Shared Dispositive Power                                  0
--------------------------------------------------------------------------------
  9.  Aggregate Amount Beneficially Owned by Each Reporting Person       878,210

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

 11.  Percent of Class Represented by Amount in Row (9)                   12.17%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions) *CO
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                               Page 2 of 4 pages
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Item 1.

    (a)   Name of Issuer:  Fusion Medical Technologies, Inc.

    (b)   Address of Issuer's Principal Executive Offices:
          1615 Plymouth Street, Mountain View, CA 94043

Item 2.

     (a)  Name of Person Filing:  Interface Biomedical Laboratories Corporation

     (b)  Address of Principal Business Office or, if none, Residence:
          7600 Ridge Boulevard, Brooklyn NY 11209

     (c)  Citizenship:  United States of America

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  361128 10 1

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_]  An investment advisor in accordance with (S)240.13d-1(b)(1)(ii)
               (E);

     (f)  [_]  An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F);

     (g)  [_]  A parent holding company or control person in accordance with
               (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

N/A --The reporting person acquired all its shares prior to the registration of the Issuer's shares pursuant to Section 12 of the Securities Exchange Act of 1934, as amended; therefore, this filing is pursuant to Rule 13d-1(c).

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount of beneficially owed: 878,210                            .
                                       -----------------------------------

     (b)  Percent of class: 12.17% (based on total outstanding shares at
                         -----------------------------------------------------
          12/31/98 of 7,217,886)                            .
          --------------------------------------------------

     (c)  Number of shares as to which the person has:  878,210

          (i)   Sole power to vote or to direct the vote :  878,210            .
                                                          ---------------------

          (ii)  Shared power to vote or to direct the vote : 0                 .
                                                            -------------------

          (iii) Sole power to dispose or to direct the disposition of : 878,210.
                                                                       --------

          (iv ) Shared power to dispose or to direct the disposition of : 0    .
                                                                    -----------

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[_].

                               Page 3 of 4 pages
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                         February 9, 1999
                                         --------------------------------------
                                                Date


                                         /s/ Philip N. Sawyer
                                         --------------------------------------
                                                Signature


                                         Philip N. Sawyer
                                         --------------------------------------
                                                Name/Title

                               Page 4 of 4 pages